PARSONS/BURNETT/BJORDAHL LLP

_________________________________

ATTORNEYS

James B. Parsons

jparsons@pblaw.biz

VIA FACSIMILE (202-772-9210)

AND EDGAR CORRESPONDENCE

July 27, 2009

Kari Jin

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Re:

DigitalTown, Inc.

Form 10-K for the Fiscal Year Ended February 29, 2008

Filed May 27, 2008

Form 10-K/A for the Fiscal year Ended February 29, 2008

Filed February 13, 2009

File No. 0-27225

Dear Ms. Jin:

We represent DigitalTown, Inc. (the “Company”) regarding certain securities matters.  The Company has received your letter dated July 17, 2009, with comments regarding the above-referenced reports filed on behalf of the Company.

On behalf of the Company, we would like to request an additional seven (7) day extension of time to answer the comments set forth in the July 17, 2009, letter.  This would extend the due date for responses until August 7, 2009.

On behalf of the Company, we would appreciate your consideration in reviewing this request.   Please contact this office with any comments or questions with regard to this matter.

Suite 1850 Skyline Tower, 10900 NE 4th Street, Bellevue, WA  98004 • T (425) 451-8036  • F (425) 451-8568 • www.pblaw.biz

_________________________________________________________________

A Limited Liability Partnership with offices in Bellevue and Spokane

Ms. Kari Jin

Division of Corporate Finance

United States Securities and Exchange Commission

July 27, 2009

Very truly yours.

PARSONS/BURNETT/BJORDAHL, LLP

/s/ James B. Parsons

JAMES B. PARSONS

JBP:aqs

cc:  Company